Rule 424(b)(3)
No. 333-100347

CNL RETIREMENT PROPERTIES, INC.

        This Supplement is part of, and should be read in conjunction with, the Prospectus dated March 26, 2003 and the Prospectus Supplement dated July 21, 2003. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

        Information as to proposed Properties for which the Company has entered into initial commitments to acquire and the number and types of Properties acquired by the Company is presented as of September 30, 2003, and all references to commitments or Property acquisitions should be read in that context. Proposed Properties for which the Company enters into initial commitments to acquire, as well as Property acquisitions that occur after September 30, 2003, will be reported in a subsequent Supplement.

RECENT DEVELOPMENTS

        On August 25, 2003, the Company acquired two Properties, which are the Somerby at University Park located in Birmingham, Alabama, six miles south of downtown Birmingham and the Somerby at Jones Farm located in Huntsville, Alabama, six miles southeast of downtown Huntsville.

        The two Properties located in Birmingham and Huntsville, Alabama are independent living/assisted living Properties which opened in April 1999. The Birmingham Property includes 240 independent living units, 84 assisted living units and 28 units for residents with Alzheimer’s and related memory disorders. The Huntsville Property includes 138 independent living units and 48 assisted living units.

        On August 29, 2003, the Company acquired 14 Brighton Gardens® by Sunrise Senior Living Services, Inc. Properties, which are: the Brighton Gardens of Columbia located in Columbia, Maryland, 17 miles southwest of downtown Baltimore; the Brighton Gardens of Dunwoody located in Atlanta, Georgia, 16 miles north of downtown Atlanta; the Brighton Gardens of Florham Park located in Florham Park, New Jersey, 16 miles west of downtown Newark; the Brighton Gardens of Greensboro located in Greensboro, North Carolina, six miles west of downtown Greensboro; the Brighton Gardens of Northville located in Plymouth, Michigan, 25 miles east of downtown Ann Arbor and 25 miles west of downtown Detroit; the Brighton Gardens of Omaha located in Omaha, Nebraska, seven miles west of downtown Omaha; the Brighton Gardens of Prairie Village located in Prairie Village, Kansas, located ten miles south of downtown Kansas City; the Brighton Gardens of St. Charles located in St. Charles, Illinois, located 38 miles west of downtown Chicago; the Brighton Gardens of Tampa located in Tampa, Florida, 16 miles north of downtown Tampa; the Brighton Gardens of Tuckerman Lane located in Rockville, Maryland, located 12 miles northwest of downtown Washington, DC; the Brighton Gardens of Washington Township located in Dayton, Ohio, nine miles south of downtown Dayton; the Brighton Gardens of Westlake located in Westlake, Ohio, 16 miles west of downtown Cleveland; the Brighton Gardens of West Orange located in West Orange, New Jersey, nine miles northwest of downtown Newark; and the Brighton Gardens of Wheaton located in Wheaton, Illinois, 26 miles west of downtown Chicago.

        The Brighton Gardens Properties located in each of Atlanta, Georgia; Columbia, Maryland; Dayton, Ohio; Florham Park, New Jersey; Greensboro, North Carolina; Plymouth, Michigan; St. Charles, Illinois; Westlake, Ohio; West Orange, New Jersey; and Wheaton, Illinois are assisted living Properties which opened between April 1998 and May 1999, and each Property includes between 65 and 98 assisted living units and between 16 and 39 units for residents with Alzheimer’s and related memory disorders. The Brighton Gardens Properties located in each of Omaha, Nebraska; Prairie Village, Kansas; and Tampa, Florida are assisted living/skilled nursing Properties which opened between April 1999 and July 1999, and each Property includes between 60 and 82 assisted living units, between 25 and 44 units for residents with Alzheimer’s and related memory disorders and between 28 and 30 skilled nursing units. The Brighton Gardens Property located in Rockville, Maryland is an assisted living/skilled nursing Property which opened in April 1998 and includes 101 assisted living units and 25 skilled nursing units.

October 14, 2003	Prospectus Dated March 26, 2003

        On September 5 and September 11, 2003, the Company acquired three Properties and one Property, respectively, from affiliates of Greenwalt Corporation, which are the GreenTree at Mt. Vernon located in Mt. Vernon, Illinois, 80 miles east of downtown St. Louis, Missouri; the GreenTree at Post located in Indianapolis, Indiana, 10 miles east of downtown Indianapolis; the GreenTree at West Lafayette located in West Lafayette, Indiana, 60 miles northwest of Indianapolis, Indiana; and the GreenTree at Ft. Benjamin Harrison located in Indianapolis, Indiana, 13 miles northeast of downtown, Indianapolis. These four GreenTree Properties are assisted living Properties, which opened between March 1998 and March 2001, and each Property includes either 58 or 59 assisted living units.

        On September 30, 2003, the Company acquired 17 Properties from several wholly owned subsidiaries of Sunrise Senior Living, Inc. Of the 17 Properties acquired, 12 Properties are existing retirement facilities and the remaining five Properties are in various stages of development. The 12 existing Properties are: the Sunrise of Arlington located in Arlington, Virginia, five miles west of downtown Washington, D.C.; the Sunrise at Bluemont Park located in Arlington, Virginia, 26 miles northwest of downtown Washington, D.C.; the Sunrise at Countryside located in Sterling, Virginia, 26 miles northwest of Washington, D.C.; the Sunrise of Falls Church located in Falls Church, Virginia, eight miles west of downtown Washington, D.C.; the Sunrise at North Farmington Hills located in Farmington Hills, Michigan, 25 miles northwest of downtown Detroit, Michigan; the Sunrise of Frederick located one mile west of downtown Frederick, Maryland; the Sunrise of Leesburg located in Leesburg, Virginia, 40 miles northwest of downtown Washington, D.C.; the Sunrise of Mercer Island located in Mercer Island, Washington, six miles east of downtown Seattle, Washington; the Sunrise of Mill Basin located in the center of Brooklyn, New York; the Sunrise of Poland located in Poland, Ohio, seven miles south of downtown Youngstown, Ohio; the Sunrise of Raleigh located seven miles northwest of downtown Raleigh, North Carolina; and the Sunrise of Sheepshead Bay located directly across the street from Sheepshead Bay in Brooklyn, New York. The remaining five Properties, which are in various stages of development, are: the Sunrise of Beverly Hills, which will be located in Beverly Hills, California, approximately 12 miles west of downtown Los Angeles, California; the Sunrise of Cresskill, which will be located in Cresskill, New Jersey, approximately ten miles from Teaneck, New Jersey and approximately 20 miles from downtown New York City; the Sunrise of Edmonds which will be located in Edmonds, Washington, approximately 16 miles north of downtown Seattle, Washington; the Sunrise at Five Forks which will be located in Lilburn, Georgia, approximately 15 miles northeast of downtown Atlanta, Georgia and the Sunrise of Madison which will be located in Madison, New Jersey, approximately 16 miles from Newark Liberty International Airport.

        The Sunrise Properties located in each of Arlington, Virginia; Brooklyn, New York; Falls Church, Virginia; Farmington Hills, Michigan; Frederick, Maryland; Mercer Island, Washington; Poland, Ohio and Raleigh, North Carolina are assisted living Properties which opened between January 1989 and February 2002, and each Property includes between 29 and 88 assisted living units and between 16 and 38 units for residents with Alzheimer’s and related memory disorders. The Sunrise Property located in Leesburg, Virginia is an assisted living Property which opened in January 1984 and includes 38 assisted living units. The Sunrise Properties located in each of Arlington-Bluemont Park, Virginia and Sterling, Virginia are independent living/assisted living Properties which opened between May 1990 and July 1992, and each Property includes between 52 and 128 independent living units, between 37 and 47 assisted living units and up to 10 units for residents with Alzheimer’s and related memory disorders.

        The Sunrise Properties to be located in each of Beverly Hills, California; Edmonds, Washington; Lilburn, Georgia and Madison, New Jersey are expected to be assisted living Properties and each Property is expected to include between 35 and 64 assisted living units and between 16 and 23 units for residents with Alzheimer’s and related memory disorders. The remaining Sunrise Property located in Cresskill, New Jersey is expected to be an independent living/assisted living Property and is expected to include 77 independent living units, 60 assisted living units and 21 units for residents with Alzheimer’s and related memory disorders.

        As of September 30, 2003, the Company owned interests in 92 Properties. Substantially all of the Properties owned by the Company are leased on a long-term, triple-net basis and are managed by operators of retirement facilities. Of the 92 Properties owned by the Company as of September 30, 2003, 67 are operated by Sunrise Senior Living Services, Inc., a wholly owned subsidiary of Sunrise Senior Living, Inc. (formerly known as Sunrise Assisted Living, Inc.) (“Sunrise”). Sunrise (SRZ) is a NYSE listed company. Additionally, five Properties owned by the Company as of September 30, 2003 are being developed by Sunrise Development, Inc., a wholly owned subsidiary of Sunrise. Upon completion of each development, the Property will be operated by Sunrise Senior Living Services, Inc.

        The Board of Directors declared distributions of $0.0589 per Share to stockholders of record on August 1 and September 1, 2003, respectively, which were paid by September 30, 2003.

THE OFFERINGS

GENERAL

        As of September 30, 2003, the Company had received subscriptions from this Offering for 53,242,839 Shares totalling $532,428,385 in Gross Proceeds. As of September 30, 2003, the Company had received aggregate subscriptions for 114,714,736 Shares totalling $1,147,147,359 in gross proceeds, including 547,733 Shares ($5,477,327) issued pursuant to the Reinvestment Plan, from its Prior Offerings and this Offering. As of September 30, 2003, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of selling commissions, the marketing support fee, due diligence expense reimbursements and organizational and offering expenses, totalled approximately $1,029,800,000. The Company used approximately $820,500,000 of net offering proceeds, approximately $71,400,000 in advances relating to its line of credit and approximately $235,100,000 in Permanent Financing to invest approximately $1,127,000,000 in 92 retirement Properties. As of September 30, 2003, the Company had repaid approximately $51,400,000 in advances relating to its line of credit, had paid approximately $85,400,000 in Acquisition Fees and Acquisition Expenses and had used approximately $1,100,000 to redeem 120,325 Shares of Common Stock, leaving approximately $71,400,000 available to invest in Properties or Mortgage Loans.

BUSINESS

PROPERTY ACQUISITIONS

        ARC Somerby Portfolio Properties. On August 25, 2003, the Company acquired two Properties from Daniel Senior Living, L.L.C. (“Daniel”) for an aggregate purchase price of $73,260,000. The Properties and related purchase prices include the Somerby at University Park located in Birmingham, Alabama (the “Birmingham Property”) for $50,427,000 and the Somerby at Jones Farm in Huntsville, Alabama (the “Huntsville Property”) for $22,833,000. The Birmingham and Huntsville Properties are hereinafter referred to as the “ARC Somerby Portfolio Properties.” These two Properties are operated and managed by American Retirement Corporation (“ARC”).

        The Company, as lessor, has entered into long-term, triple-net lease agreements with a wholly owned subsidiary of ARC relating to these two Properties. The general terms of the lease agreements are described in the section of the Prospectus entitled “Business — Description of Property Leases.” The principal features of the lease agreements are as follows:

•	The initial term of each lease expires on August 31, 2018.

•	Minimum annual rent as set forth in each lease is as follows:

Property	Minimum Annual Rent
Birmingham Property	$4,816,996
Huntsville Property	2,144,768

•	Minimum annual rent will increase by 2.5% beginning in the second lease year through the ninth lease year. Beginning with the tenth lease year, minimum annual rent will increase to $6,795,625 and $2,991,702 for the Birmingham Property and the Huntsville Property, respectively, and will increase by 2.5% each lease year thereafter.

•	At the end of the initial lease terms, the tenant will have two consecutive renewal options of ten years each. Commencing on the start of each renewal option, the minimum annual rent will increase to the greater of (i) the prior lease year’s minimum annual rent plus 2.5% or (ii) the fair market value of the Property multiplied by the current lease year’s lease rate.

•	In addition to minimum rent, the leases require additional rent for years one through nine which will be payable quarterly based on a percentage of gross revenues. The additional rent for both Properties is equal to 0.25% of gross revenues for the first lease year, 0.5% of gross revenues for the second lease year, 0.75% of gross revenues for the third through sixth lease years and 1% of gross revenues for the seventh through ninth lease years. No additional rent is due for the tenth lease year and thereafter.

•	The tenant has established FF&E Reserve funds which will be used for the replacement and renewal of furniture, fixtures and equipment relating to each Property. Deposits to the FF&E Reserve are made on a monthly basis and are equal to $500 per unit per year. The reserve is held in the following manner: the Company will hold $200 per unit per year and Federal Home Loan Mortgage Corporation, the mortgage lender, will hold $300 per unit per year.

•	ARC has guaranteed the tenant’s obligations under each lease throughout the duration of the lease, including the payment of minimum annual rent.

•	The leases for the ARC Somerby Portfolio Properties contain cross-default terms, meaning that if the tenant of either Property defaults on its obligations under its lease, the Company will have the ability to pursue its remedies under the leases with respect to both Properties.

•	The tenant will have the option to purchase the Properties during the lease terms for a predetermined purchase price based on the amount of the Company’s initial investment plus a percentage of the increase in the fair market value of the Properties at the time the option is exercised.

        In connection with the acquisition of these two Properties, the Company may be required to make additional payments (the “Earnout Amount”) if certain earnout provisions are achieved by an earnout date. The calculation of the Earnout Amount considers the net operating income of each Property, the Company’s initial investment in the Property and the fair market value of the Property. In the event an Earnout Amount becomes payable, the respective lease will be amended and annual minimum rent will increase accordingly. Simultaneous with the sale of the two Properties to the Company, ARC and Daniel, the original developer and seller, entered into agreements whereby ARC remains liable for certain buyout obligations to Daniel. The Earnout Amount and net operating profits from the Properties, after the payment of minimum annual rent and certain other operating expenses for the Properties, will be used by ARC to satisfy these obligations. In the event that ARC has not satisfied its buyout obligations to Daniel by the end of the fifth lease year, Daniel has the right to acquire the membership interests of the tenant.

        The approximate federal income tax basis of the depreciable portion of the two ARC Somerby Portfolio Properties is as follows:

Birmingham Property	$50,905,130
Huntsville Property	23,875,208

        On August 25, 2003, in connection with the purchase of the ARC Somerby Portfolio Properties, the Company obtained Permanent Financing comprised of two loans in the aggregate amount of $50,400,000. The loans bear interest at a fixed rate of 5.79%. The loans require monthly principal and interest payments through September 2012 with all unpaid principal and interest due at that time. The loan provisions allow the Company to extend the loans for one additional year with a variable interest rate based on a LIBOR index. In connection with the loans, the Company incurred loan costs of approximately $651,700.

        The Birmingham Property, which opened in April 1999, is the Somerby at University Park located in Birmingham, Alabama. The Birmingham Property includes 240 independent living units, 84 assisted living units and 28 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders, as well as medical monitoring. Amenities include common dining and living areas, activity areas, a chapel, a library and a hair salon. The Property is located six miles south of downtown Birmingham, Alabama. Other senior living facilities located in proximity to the Birmingham Property include Mount Royal Towers, The Oaks on Parkwood, Chateau Vestavia, Galleria Woods, Town Village Vestavia Hills and Park at Riverchase.

        The Huntsville Property, which opened in April 1999, is the Somerby at Jones Farm located in Huntsville, Alabama. The Huntsville Property includes 138 independent living units and 48 assisted living units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders, as well as medical monitoring. Amenities include common dining and living areas, activity areas, a chapel, a library and a hair salon. The Property is located six miles southeast of downtown Huntsville, Alabama. Other senior living facilities located in proximity to the Huntsville Property include The Village at Wyndham Park, Morningside Assisted Living, The Madison Village and Chateau Vestivia.

        The average occupancy rate, the revenue per occupied unit (per diem) and the revenue per available unit (per diem) for the periods during the past five years the facilities have been operational are as follows:

Property	Location	Year *	Average Occupancy Rate	Revenue per Occupied Unit	Revenue per Available Unit
Birmingham Property	Birmingham, AL	**1999	42.4%	$72.82	$30.90
		2000	71.3%	85.62	61.01
		2001	87.9%	88.02	77.34
		2002	76.3%	93.94	71.69
		***2003	81.8%	118.33	96.81
Huntsville Property	Huntsville, AL	**1999	43.2%	$65.51	$28.29
		2000	75.4%	79.32	59.78
		2001	88.4%	89.19	78.85
		2002	80.1%	92.62	74.20
		***2003	85.5%	112.86	96.48

*	Data represents information for each applicable fiscal year, unless noted otherwise.
**	Data for 1999 represents the period May 1, 1999 through December 31, 1999.
***	Data for 2003 represents the period January 1, 2003 through June 30, 2003.

        Sunrise Portfolio Three Properties. On August 29, 2003, the Company acquired 14 Properties from several wholly owned subsidiaries of Marriott International, Inc. for an aggregate purchase price of $184,500,000. The Properties and related purchase prices include Brighton Gardens of Columbia located in Columbia, Maryland (the “Columbia Property”) for $10,608,522; the Brighton Gardens of Dunwoody located in Atlanta, Georgia (the “Atlanta-Dunwoody Property”) for $11,687,355; the Brighton Gardens of Florham Park located in Florham Park, New Jersey (the “Florham Park Property”) for $16,811,811; the Brighton Gardens of Greensboro located in Greensboro, North Carolina (the “Greensboro Property”) for $14,564,243; the Brighton Gardens of Northville located in Plymouth, Michigan (the “Plymouth Property”) for $14,630,771; the Brighton Gardens of Omaha located in Omaha, Nebraska (the “Omaha Property”) for $11,200,170; the Brighton Gardens of Prairie Village located in Prairie Village, Kansas, (the “Prairie Village Property”) for $18,077,466; the Brighton Gardens of St. Charles located in St. Charles, Illinois, (the “St. Charles Property”) for $15,326,548; the Brighton Gardens of Tampa located in Tampa, Florida (the “Tampa Property”) for $5,403,590; the Brighton Gardens of Tuckerman Lane located in Rockville, Maryland (the “Rockville Property”) for $20,631,891; the Brighton Gardens of Washington Township located in Dayton, Ohio (the “Dayton Property”) for $5,010,602; the Brighton Gardens of Westlake located in Westlake, Ohio (the “Westlake Property”) for $10,338,814; the Brighton Gardens of West Orange located in West Orange, New Jersey (the “West Orange Property”) for $15,464,169; and the Brighton Gardens of Wheaton located in Wheaton, Illinois (the “Wheaton Property”) for $14,744,048. These 14 Properties are hereinafter referred to as the “Sunrise Portfolio Three Properties” and are operated and managed by Sunrise Senior Living Services, Inc.

        The Company, as lessor, has entered into long-term, triple-net lease agreements with Solomon Holdings I – The Triangle, LLC relating to these 14 Properties. Solomon Holdings I – The Triangle, LLC is a newly formed corporation which is a wholly owned subsidiary of Solomon Senior Living Holdings, LLC (“Solomon”). Solomon is a leading provider of senior living products and services, including operations, development, marketing, consulting services and asset management. The principals of Solomon collectively have over 150 years of experience in the seniors housing industry. Solomon's chairman was the co-founder of two of the industry's leading trade associations, as well as the founder of the nation's 12th largest assisted living provider. The general terms of the lease agreements are described in the section of the Prospectus entitled “Business – Description of Property Leases.” The principal features of the lease agreements are as follows:

•	The initial term of each lease expires on April 30, 2025.

•	Minimum annual rent as set forth in the leases is as follows:

	Minimum Annual Rent
Property	August 29 through December 31, 2003	2004	2005	2006
Columbia Property	$319,422	$1,042,088	$1,095,529	$1,175,689
Atlanta-Dunwoody
Property	351,906	1,148,063	1,206,939	1,295,251
Florham Park Property	506,203	1,651,445	1,736,135	1,863,169
Greensboro Property	438,529	1,430,664	1,504,031	1,614,082
Plymouth Property	440,532	1,437,199	1,510,901	1,621,455
Omaha Property	337,237	1,100,207	1,156,628	1,241,259
Prairie Village Property	544,312	1,775,772	1,866,837	2,003,435
St. Charles Property	461,482	1,505,546	1,582,753	1,698,565
Tampa Property	162,702	530,801	558,022	598,853
Rockville Property	621,226	2,026,696	2,130,630	2,286,529
Dayton Property	150,869	492,198	517,439	555,300
Westlake Property	311,302	1,015,595	1,067,676	1,145,799
West Orange Property	465,626	1,519,065	1,596,965	1,713,817
Wheaton Property	443,943	1,448,326	1,522,599	1,634,009

•	Minimum annual rent will increase by 3% beginning January 1, 2007 and each calendar year thereafter.

•	On behalf of the tenant of these 14 Properties, the Operator has established an FF&E Reserve which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the 14 Properties. Deposits to the FF&E Reserve are made on a monthly basis, and the amount of the deposits are based on a percentage of gross revenues, as determined by factors such as the age of each Property. Deposits into the FF&E Reserve for the Sunrise Portfolio Three Properties are 2% from August 29, 2003 through calendar year 2007, 3% for calendar years 2008 through 2019 and 3.5% for each calendar year thereafter. Funds in the FF&E Reserve relating to these 14 Properties are held by the Company.

•	The leases for the Sunrise Portfolio Three Properties contain pooling terms, meaning that net operating profits with respect to these 14 Properties are combined for the purpose of funding rental payments and the FF&E Reserve.

        The approximate federal income tax basis of the depreciable portion of the 14 Sunrise Portfolio Three Properties is as follows:

Columbia	$ 9,776,840
Atlanta-Dunwoody	10,187,502
Florham Park	15,768,400
Greensboro	13,604,240
Plymouth	13,937,486
Omaha	10,640,340
Prairie Village	17,066,262
St. Charles	13,315,223
Tampa	4,064,375
Rockville	18,584,639
Dayton	4,391,722
Westlake	9,398,886
West Orange	14,147,266
Wheaton	12,804,003

        In connection with the acquisition of the Sunrise Portfolio Three Properties, the Company borrowed a total of $92,500,000 under subordinated mortgage notes collateralized by the 14 Properties, payable to the seller. The seller remains liable for existing first mortgage notes collateralized by the 14 Properties. The seller has agreed to indemnify the Company for any claims against the Properties under the first mortgage notes. The subordinated mortgage notes have initial terms of seven years with an interest rate of 5.13% for 2003, 5.38% for 2004, 6.06% for 2005, and increases 3% of the prior year’s per annum interest rate each calendar year thereafter to maturity. The loan requires interest only payments through calendar year 2005 with principal and interest payments due thereafter until maturity on August 28, 2010. At the end of the initial loan terms, the Company has three consecutive renewal options of five years each with terms similar to the initial loan terms.

        The Columbia Property, which opened in April 1998, is the Brighton Gardens of Columbia located in Columbia, Maryland. The Columbia Property includes 72 assisted living units and 16 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located 17 miles southwest of downtown Baltimore, Maryland. Other senior living facilities located in proximity to the Columbia Property include Sunrise of Columbia, Morningside House of Ellicott City, Morningside House of Laurel and Harmony Hall.

        The Atlanta-Dunwoody Property, which opened in March 1999, is the Brighton Gardens of Dunwoody located in Atlanta, GA. The Atlanta-Dunwoody Property includes 90 assisted living units and 23 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located 16 miles north of downtown Atlanta, Georgia. Other senior living facilities located in proximity to the Atlanta-Dunwoody Property include Sunrise of Huntcliff, Merrill Gardens and Waterford Gardens.

        The Florham Park Property, which opened in January 1999, is the Brighton Gardens of Florham Park located in Florham Park, New Jersey. The Florham Park Property includes 74 assisted living units and 36 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located 16 miles west of downtown Newark, New Jersey. Other senior living facilities located in proximity to the Florham Park Property include Castle Senior Living, Sunrise of Morris Plains, Spring Meadows and Kessler Village.

        The Greensboro Property, which opened in May 1998, is the Brighton Gardens of Greensboro located in Greensboro, North Carolina. The Greensboro Property includes 90 assisted living units and 25 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located 6 miles west of downtown Greensboro, North Carolina. Other senior living facilities located in proximity to the Greensboro Property include Morningview at Irving Park, Lovalton at Greensboro, Verra Springs at Heritage Greens, the Arboretum at Heritage Greens, Oakdale Heights, Greensboro Manor and Greensboro Place.

        The Plymouth Property, which opened in November 1998, is the Brighton Gardens of Northville located in Plymouth, Michigan. The Plymouth Property includes 82 assisted living units and 24 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located 25 miles east of downtown Ann Arbor, Michigan and 25 miles west of downtown Detroit, Michigan. Other senior living facilities located in proximity to the Plymouth Property include Atterra Wynwood, Sunrise of Northville, Independence Village, Marquette House, Waltonwood of Canton, Arden Courts and Addington Place.

        The Omaha Property, which opened in June 1999, is the Brighton Gardens of Omaha located in Omaha, Nebraska. The Omaha Property includes 60 assisted living units, 42 units for residents with Alzheimer’s and related memory disorders and 30 skilled nursing units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders, as well as medical monitoring. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located seven miles west of downtown Omaha, Nebraska. Other senior living facilities located in proximity to the Omaha Property include Parson’s House, Silvercrest, Brookstone and Montclair Nursing Home.

        The Prairie Village Property, which opened in April 1999, is the Brighton Gardens of Prairie Village located in Prairie Village, Kansas. The Prairie Village Property includes 82 assisted living units, 25 units for residents with Alzheimer’s and related memory disorders and 28 skilled nursing units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders, as well as medical monitoring. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located ten miles south of downtown Kansas City, Kansas. Other senior living facilities located in proximity to the Prairie Village Property include Aberdeen Village, Epoch Assisted Living, Mission Springs, Village Shalom and Alterra Clare Bridge.

        The St. Charles Property, which opened in May 1999, is the Brighton Gardens of St. Charles located in St. Charles, Illinois. The St. Charles Property includes 82 assisted living units and 24 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located 38 miles west of downtown Chicago, Illinois. Other senior living facilities located in proximity to the St. Charles Property include Oak Crest, The Holmstad and Provena Fox Knoll.

        The Tampa Property, which opened in July 1999, is the Brighton Gardens of Tampa located in Tampa, Florida. The Tampa Property includes 61 assisted living units, 44 units for residents with Alzheimer’s and related memory disorders and 28 skilled nursing units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders, as well as medical monitoring. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located 16 miles north of downtown Tampa, Florida. Other senior living facilities located in proximity to the Tampa Property include Southerland Place, Park Place of Carrollwood, Arden Courts, Lakeshore Villas and HCR Manor Care.

        The Rockville Property, which opened in April 1998, is the Brighton Gardens of Tuckerman Lane located in Rockville, Maryland. The Rockville Property includes 101 assisted living units and 25 skilled nursing units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders, as well as medical monitoring. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located 12 miles northwest of downtown Washington, DC. Other senior living facilities located in proximity to the Rockville Property include Summerville Assisted Living, Sunrise of Rockville, Brighton Gardens of Friendship Heights, Kensington Park, Bedford Court and Springhouse.

        The Dayton Property, which opened in November 1998, is the Brighton Gardens of Washington Township located in Dayton, Ohio. The Dayton Property includes 65 assisted living units and 39 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located nine miles south of downtown Dayton, Ohio. Other senior living facilities located in proximity to the Dayton Property include Outlook Pointe, Sunrise of Oakwood, Bethany Lutheran Village, The Suites at Walnut Creek and Sterling House of Centerville.

        The Westlake Property, which opened in January 1999, is the Brighton Gardens of Westlake located in Westlake, Ohio. The Westlake Property includes 65 assisted living units and 39 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located 16 miles west of downtown Cleveland, Ohio. Other senior living facilities located in proximity to the Westlake Property include Devon Oaks, Sunrise of Rocky River, Westlake Village, Belvedere of Westlake, Wellington Place, Arden Courts and Kemner House.

        The West Orange Property, which opened in December 1998, is the Brighton Gardens of West Orange located in West Orange, New Jersey. The West Orange Property includes 90 assisted living units and 22 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located nine miles northwest of downtown Newark, New Jersey. Other senior living facilities located in proximity to the West Orange Property include Sunrise at West Essex, Alterra of West Orange, Spring Meadows and Winchester Gardens.

        The Wheaton Property, which opened in July 1998, is the Brighton Gardens of Wheaton located in Wheaton, Illinois. The Wheaton Property includes 98 assisted living units and 21 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located 26 miles west of downtown Chicago, Illinois. Other senior living facilities located in proximity to the Wheaton Property include Sunrise of Naperville, Sunrise of Glen Ellyn, Westbridge at Wyndemere, Belmont Village and Spring Meadows of Naperville.

        The average occupancy rate, the revenue per occupied unit (per diem) and the revenue per available unit (per diem) for the periods 1999 through the most recent reported period for the Company during which the facilities have been operational are as follows:

Property	Location	Year *	Average Occupancy Rate	Revenue per Occupied Unit	Revenue per Available Unit
Columbia Property	Columbia, MD	1999	19.7%	$106.77	$20.94
		2000	48.2%	102.49	49.23
		2001	55.8%	112.07	62.14
		2002	73.0%	115.63	83.57
		***2003	71.6%	118.48	84.46
Atlanta-Dunwoody	Atlanta, GA	**1999	39.4%	$105.12	$41.13
Property		2000	75.2%	97.87	73.19
		2001	90.9%	103.83	94.80
		2002	81.4%	111.49	91.13
		***2003	76.7%	113.57	87.06

Florham Park Property	Florham Park, NJ	**1999	33.1%	$120.44	$39.80
		2000	59.4%	130.18	76.98
		2001	72.8%	135.38	98.04
		2002	69.2%	139.63	97.03
		***2003	66.3%	149.55	99.70

Greensboro Property	Greensboro, NC	1999	66.5%	$91.58	$60.52
		2000	89.3%	94.61	84.74
		2001	86.2%	105.29	80.57
		2002	72.5%	115.38	83.28
		***2003	73.2%	126.38	92.31

Plymouth Property	Plymouth, MI	1999	42.2%	$111.08	$47.21
		2000	65.3%	113.71	73.91
		2001	81.3%	119.97	97.97
		2002	82.2%	122.38	100.96
		***2003	79.6%	126.77	101.41

Omaha Property	Omaha, NE	**1999	27.0%	$120.93	$32.78
		2000	54.3%	112.01	60.73
		2001	66.9%	111.49	74.78
		2002	87.3%	103.73	90.61
		***2003	95.2%	108.82	103.58

Prairie Village Property	Prairie Village, KS	**1999	50.4%	$101.65	$51.40
		2000	84.7%	106.25	90.06
		2001	89.3%	114.23	101.69
		2002	89.7%	120.42	107.94
		***2003	90.2%	128.48	115.83

St. Charles Property	St. Charles, IL	**1999	38.1%	$118.12	$45.28
		2000	81.5%	108.04	88.23
		2001	89.2%	113.68	101.36
		2002	89.0%	115.07	102.61
		***2003	88.4%	119.07	105.23

Property	Location	Year*	Average Occupancy Rate	Revenue per Occupied Unit	Revenue per Available Unit
Tampa Property	Tampa, FL	**1999	25.2%	$112.47	$28.48
		2000	68.1%	110.72	75.49
		2001	79.7%	117.42	93.31
		2002	81.4%	117.34	95.24
		***2003	70.7%	145.97	103.31
Rockville Property	Rockville, MD	1999	71.9%	$125.53	$90.17
		2000	86.7%	138.18	119.69
		2001	94.0%	137.56	128.84
		2002	93.9%	147.16	137.83
		***2003	93.6%	170.63	159.82

Dayton Property	Dayton, OH	1999	39.3%	$104.28	$40.84
		2000	64.0%	100.68	64.60
		2001	70.9%	108.57	77.14
		2002	82.8%	101.34	83.75
		***2003	83.5%	94.84	79.16

Westlake Property	Westlake, OH	1999	29.0%	$103.33	$30.14
		2000	67.3%	99.25	66.99
		2001	75.7%	101.60	77.05
		2002	70.1%	105.06	74.06
		***2003	64.0%	110.56	70.68

West Orange Property	West Orange, NJ	1999	49.5%	$117.91	$57.94
		2000	83.5%	121.33	101.46
		2001	89.0%	136.78	121.45
		2002	83.9%	141.48	118.31
		***2003	80.0%	144.03	115.48

Wheaton Property	Wheaton, IL	1999	59.1%	$109.79	$65.16
		2000	93.5%	113.80	106.40
		2001	93.1%	118.14	110.45
		2002	81.1%	125.56	100.04
		***2003	67.3%	126.95	85.47

*	Data represents information for each applicable fiscal year, unless noted otherwise.
**	Data for the Atlanta-Dunwoody Property represents the period March 1, 1999 through December 31, 1999; data for the Florham Park Property represents the period January 5, 1999 through December 31, 1999; data for the Omaha Property represents the period June 23, 1999 through December 31, 1999; data for the Prairie Village Property represents the period April 1, 1999 through December 31, 1999; data for the St. Charles Property represents the period May 29, 1999 through December 31, 1999; and data for the Tampa Property represents the period July 29, 1999 through December 31, 1999.
***	Data for 2003 represents the period January 4, 2003 through July 31, 2003.

        GreenTree Portfolio Properties. On September 5 and September 11, 2003, the Company acquired three Properties and one Property, respectively, from affiliates of Greenwalt Corporation for an aggregate purchase price of $22,956,000. The Properties and related purchase prices include the GreenTree at Mt. Vernon located in Mt. Vernon, Illinois (the “Mt. Vernon Property”) for $7,300,000, the GreenTree at Post located in Indianapolis, Indiana (the “Indianapolis-Post Property”) for $5,100,000, the GreenTree at West Lafayette located in West Lafayette, Indiana (the “West Lafayette Property”) for $5,456,000 and the GreenTree at Ft. Benjamin Harrison located in Indianapolis, Indiana (the “Indianapolis-Ft. Benjamin Harrison Property”) for $5,100,000. The Mt. Vernon, Indianapolis-Post, West Lafayette and Indianapolis-Ft. Benjamin Harrison Properties are hereinafter referred to as the “GreenTree Portfolio Properties.” These four Properties are operated and managed by an affiliate of CateredLife Communities, Inc., which is an affiliate of Greenwalt Corporation.

        The Company, as lessor, has entered into long-term, triple-net lease agreements with four, newly formed companies, which are affiliates of Greenwalt Corporation, relating to these four Properties. The general terms of the lease agreements are described in the section of the Prospectus entitled “Business – Description of Property Leases.” The principal features of the lease agreements are as follows:

•	The initial term of each lease expires on September 30, 2018.

•	Minimum annual rent as set forth in the leases is as follows:

Property	Minimum Annual Rent
Indianapolis-Post Property	$540,855
Mt. Vernon Property	774,165
West Lafayette Property	578,609
Indianapolis-Ft. Benjamin Harrison Property	540,855

•	Minimum annual rent will increase by 3% beginning in the second lease year and each year thereafter.

•	At the end of the initial lease terms, the tenants will have two consecutive renewal options of five years each. Commencing on the start of each renewal option, the minimum annual rent will increase to the greater of (i) the prior lease year’s minimum annual rent plus 3% or (ii) the fair market value of the Property multiplied by 10.5%.

•	The tenants have established FF&E Reserve funds, which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the Properties. Deposits to the FF&E Reserve are made on a monthly basis and are equal to the greater of $500 per year per licensed bed or 1% of gross revenues through the second lease year; 2% of gross revenues for the third through fifth lease years; and 3% of gross revenues each lease year thereafter.

•	Security deposits have been retained by the Company as security for each of the tenant’s obligations under the leases as follows:

Property	Security Deposit
Indianapolis-Post Property	$211,765
Mt. Vernon Property	286,275
West Lafayette Property	213,961
Indianapolis-Ft. Benjamin Harrison Property	200,000
•	The leases for the GreenTree Portfolio Properties contain cross-default terms, meaning that if the tenant of any of these Properties defaults on its obligations under its lease, the Company will have the ability to pursue its remedies under the leases with respect to all four Properties, regardless of whether the tenant of any of the other Properties is in default under its lease.

•	The Company has committed to fund, for the Indianapolis-Post Property, the Mt. Vernon Property and the West Lafayette Property, an additional $1,950,000 (an aggregate of $5,850,000) for the construction of 25 additional units for each Property. This additional amount will be advanced to the tenants in monthly installments during a six-month period and will bear interest at the prime rate, as published by Wachovia Bank, plus 2%. Upon the earlier of six months from the commencement of construction or the completion of construction, the amounts advanced to the tenants will be added to the lease basis at the then current lease rates.

        The approximate federal income tax basis of the depreciable portion of the four GreenTree Portfolio Properties is as follows:

Indianapolis-Post Property	$5,142,181
Mt. Vernon Property	6,985,202
West Lafayette Property	5,224,157
Indianapolis-Ft. Benjamin Harrison Property	4,896,389

        The Indianapolis-Post Property, which opened in March 1998, is the GreenTree at Post located in Indianapolis, Indiana. The Indianapolis-Post Property includes 58 assisted living units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a game room, a library and a hair salon. The Property is located ten miles east of downtown Indianapolis, Indiana, and is four miles from a hospital, near retail and dining areas and adjacent to a medical office. Other senior living facilities located in proximity to the Indianapolis-Post Property include Rosewalk at Lutherwood, Atria Heritage, Covington East and Autumn Glenn.

        The Mt. Vernon Property, which opened in February 2001, is the GreenTree at Mt. Vernon located in Mt. Vernon, Illinois. The Mt. Vernon Property includes 58 assisted living units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a game room, a library and a hair salon. The Property is located 80 miles east of downtown St. Louis, Missouri, and is two miles from a hospital, near doctors’ offices and adjacent to retail and dining areas. Another senior living facility located in proximity to the Mt. Vernon Property is the Mt. Vernon Countryside Manor.

        The West Lafayette Property, which opened in March 2001, is the GreenTree at West Lafayette located in West Lafayette, Indiana. The West Lafayette Property includes 59 assisted living units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a game room, a library and a hair salon. The Property is located 60 miles northwest of downtown Indianapolis, Indiana, and is within three miles of a hospital and within one mile of retail and dining areas. Other senior living facilities located in proximity to the West Lafayette Property include Rosewalk Commons, Westminster Village and University Place.

        The Indianapolis-Ft. Benjamin Harrison Property, which opened in November 1999, is the GreenTree at Ft. Benjamin Harrison located in Indianapolis, Indiana. The Indianapolis-Ft. Benjamin Harrison Property includes 58 assisted living units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a game room, a library and a hair salon. The Property is located 13 miles northeast of downtown Indianapolis, Indiana, and is five miles from two hospitals and adjacent to retail and dining areas. Other senior living facilities located in proximity to the Indianapolis-Ft. Benjamin Harrison Property include Berkshire Castleton, Sunrise at Fall Creek, Millers Castleton, Clearwater Commons and Hearth at Windermere.

        The average occupancy rate, the revenue per occupied unit (per diem) and the revenue per available unit (per diem) for the periods 1999 through the most recently reported period for the Company during which the facilities have been operational are as follows:

Property	Location	Year *	Average Occupancy Rate	Revenue per Occupied Unit	Revenue per Available Unit
Indianapolis-Post Property	Indianapolis, IN	1999	80.0%	$61.70	$49.36
		2000	83.7%	69.05	57.79
		2001	81.3%	73.98	60.15
		2002	84.8%	73.64	62.45
		****2003	89.3%	149.30	133.33
Mt. Vernon Property	Mt. Vernon, IL	***2001	25.5%	$80.53	$20.83
		2002	67.0%	78.08	52.50
		****2003	92.7%	72.33	67.09
West Lafayette Property	West Lafayette, IN	***2001	54.3%	$70.13	$38.04
		2002	98.0%	71.10	69.90
		****2003	100%	65.49	65.49
Indianapolis-Ft. Benjamin
Harrison Property	Indianapolis, IN	**1999	18.5%	$87.25	$16.55
		2000	52.7%	69.17	36.97
		2001	81.0%	71.11	57.63
		2002	89.0%	72.44	64.94
		****2003	82.7%	75.46	62.45

*	Data represents information for each applicable fiscal year, unless noted otherwise.
**	Data represents the period November 1, 1999 through December 31, 1999.
***	Data for the Mt. Vernon Property represents the period March 1, 2001 through December 31, 2001 and data for the West Lafayette Property represents the period April 3, 2001 through December 31, 2001.
****	Data for 2003 represents the period January 1, 2003 through June 30, 2003.

        Sunrise Portfolio Four Properties. On September 30, 2003, the Company acquired 12 Properties from several wholly owned subsidiaries of Sunrise Senior Living, Inc. for an aggregate purchase price of $149,276,672. The Properties and related purchase prices include Sunrise of Arlington located in Arlington, Virginia (the “Arlington Property”) for $7,084,655; the Sunrise at Bluemont Park located in Arlington, Virginia (the “Arlington-Bluemont Park Property”) for $28,039,268; the Sunrise at Countryside located in Sterling, Virginia (the “Sterling Property”) for $14,668,229; the Sunrise of Falls Church located in Falls Church, Virginia (the “Falls Church Property”) for $8,681,197; the Sunrise at North Farmington Hills located in Farmington Hills, Michigan (the “Farmington Hills Property”) for $9,379,684; the Sunrise of Frederick located in Frederick, Maryland (the “Frederick Property”) for $6,885,087; the Sunrise of Leesburg located in Leesburg, Virginia (the “Leesburg Property”) for $2,095,461; the Sunrise of Mercer Island located in Mercer Island, Washington (the “Mercer Island Property”) for $7,783,142; the Sunrise of Mill Basin located in Brooklyn, New York (the “Brooklyn-Mill Basin Property”) for $24,147,697; the Sunrise of Poland located in Poland, Ohio (the “Poland Property”) for $8,581,413; the Sunrise of Raleigh located in Raleigh, North Carolina (the “Raleigh Property”) for $6,286,384; and the Sunrise of Sheepshead Bay located in Brooklyn, New York (the “Brooklyn-Sheepshead Bay Property”) for $25,644,455. These 12 Properties are hereinafter referred to as the “Sunrise Portfolio Four Properties” and are operated and managed by Sunrise Senior Living Services, Inc. The Sunrise Portfolio Four Properties were purchased in conjunction with the Additional Sunrise Portfolio Four Properties described below.

        The Company, as lessor, has entered into long-term, triple-net lease agreements with Twenty Pack Management Corp. relating to these 12 Properties. Twenty Pack Management Corp. is an affiliate of: One Pack Management Corp., the tenant of the Saddle River Property; Eight Pack Management Corp., the tenant of the Orland Park Property and six of the Marriott Portfolio Two Properties; HRA Management Corporation, the tenant of the Marriott Portfolio One Properties; and Eleven Pack Management Corp., the tenant of the remaining six Marriott Portfolio Two Properties. Each of these entities is a thinly capitalized, newly formed corporation affiliated with the Advisor. The principals of such corporations are Timothy S. Smick and Daniel Simmons. Mr. Smick served as a director of the Company until February 13, 2002 and Mr. Simmons was an officer of the Company until early 2000. The general terms of the lease agreements are described in the section of the Prospectus entitled “Business – Description of Property Leases.” The principal features of the lease agreements are as follows:

•	The initial term of each lease expires on September 30, 2018.

•	At the end of the initial lease terms, the tenant will have five consecutive renewal options of five years each.

•	Minimum annual rent is adjustable based upon the cost of debt and a minimum return to the Company. Minimum rent consists of a fixed return on the cash investment in each Property (10.0% in the first lease year; 10.75% in the second lease year; 11.0% for the third lease year; 11.5% for the fourth lease year and will increase by 3% each lease year thereafter) and an amount based on the interest rate on the related debt. It is expected that the Company will obtain Permanent Financing in the amount of $74.6 million on the Sunrise Portfolio Four Properties prior to January 1, 2004. Commencing on the lease commencement date until the earlier of (i) the date that Permanent Financing is obtained or (ii) January 1, 2004, aggregate minimum annual rent for the Sunrise Portfolio Four Properties is $12,390,000. If Permanent Financing is not obtained by January 1, 2004, minimum annual rent will increase to approximately $15,018,000 for the first lease year; approximately $16,145,000 for the second lease year; approximately $16,520,000 for the third lease year; and approximately $17,271,000 for the fourth lease year and will increase by 3% each lease year thereafter. Commencing in the sixth lease year, and every third lease year thereafter, minimum rent shall be reset to the greater of (a) the fair market value of the Property determined pursuant to a formula multiplied by 9.5% or (b) 3% of the prior lease year’s minimum rent.

•	In addition to minimum annual rent, the leases require additional rent in an amount equal to the difference between 13.5% of the Company’s cash investment basis in the Properties and the portion of minimum annual rent related to the Company’s cash investment basis payable each lease year. For purposes of the additional rent calculation, the Company’s cash investment basis equals the sum of the Property’s purchase price plus closing costs less Permanent Financing related to such Property. The additional rent is payable on a quarterly basis to the extent net operating cash flow from the Properties is available and does not accumulate beyond each lease year.

•	On behalf of the tenant of the Sunrise Portfolio Four Properties, the Operator has established an FF&E Reserve which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the 12 Properties. Deposits to the FF&E Reserve are made on a monthly basis and are equal to $750 per unit for the first lease year and increase each lease year thereafter by an amount that is based on a percentage determined by a consumer price index. Funds in the FF&E Reserve relating to these 12 Properties are held by the Company.

•	The leases for the Sunrise Portfolio Four Properties contain pooling terms, meaning that net operating profits with respect to the Sunrise Portfolio Four Properties are combined for the purpose of funding rental payments and the FF&E Reserve. In addition, the leases contain cross-default terms, meaning that if the tenant of any of the 12 Properties defaults on its obligations under its lease, the Company will have the ability to pursue its remedies under the leases with respect to all 12 Properties, regardless of whether the tenant of any of the other Properties is in default under its lease.

•	Sunrise has guaranteed minimum annual rent and the FF&E Reserve from the lease commencement dates until the latter of (i) 30 months or (ii) 18 months after development is completed on the Properties included in the Additional Sunrise Portfolio Four Properties, as described below (hereinafter referred to as the “Final Development Date”).

        The approximate federal income tax basis of the depreciable portion of the Sunrise Portfolio Four Properties is as follows:

Arlington	$ 6,361,169
Arlington-Bluemont Park	26,134,060
Sterling	13,204,771
Falls Church	7,569,604
Farmington Hills	8,750,803
Frederick	7,192,241
Leesburg	1,807,975
Mercer Island	7,348,352
Brooklyn-Mill Basin	22,783,886
Poland	8,338,639
Raleigh	6,209,470
Brooklyn-Sheepshead Bay	22,560,770

        In connection with the acquisition of the Sunrise Portfolio Four Properties, the Company expects to borrow approximately $74,600,000 under a mortgage note collateralized by the Sunrise Portfolio Four Properties, from a commercial lender. It is expected that the note will have an initial term of seven years with a fixed interest rate that will be based on a percentage amount above the seven-year U.S. Treasury rate at the time the loan is funded (expected to be between 5.75% and 6.75%). It is expected that the loan will require interest only payments for the first two years with principal and interest payments due thereafter until maturity.

        The Arlington Property, which opened in January 1989, is the Sunrise of Arlington located in Arlington, Virginia. The Arlington Property includes 29 assisted living units and 18 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, a private dining area, activity areas, paved walkways and garden areas. The Property is located five miles west of downtown Washington, D.C. Other senior living facilities located in proximity to the Arlington Property include Sunrise of Falls Church and Sunrise at Bluemont Park, which are also Properties included in the Sunrise Portfolio Four Properties.

        The Arlington-Bluemont Park Property, which opened in May 1990, is the Sunrise at Bluemont Park located in Arlington, Virginia. The Arlington-Bluemont Park Property includes 128 independent living units, 37 assisted living units and 10 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, a private dining area, activity areas, paved walkways and garden areas. The Property is located 26 miles northwest of downtown Washington, D.C. Other senior living facilities located in proximity to the Arlington-Bluemont Property include Sunrise of Arlington and Sunrise of Falls Church, which are also Properties included in the Sunrise Portfolio Four Properties.

        The Sterling Property, which opened in July 1992, is the Sunrise at Countryside located in Sterling, Virginia. The Sterling Property includes 52 independent living units and 46 assisted living units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, a private dining area, activity areas, paved walkways and garden areas. The Property is located 26 miles northwest of downtown Washington, D.C. Other senior living facilities located in proximity to the Sterling Property include Monroe House, Mirror Ridge and Morningside House.

        The Falls Church Property, which opened in March 1993, is the Sunrise of Falls Church located in Falls Church, Virginia. The Falls Church Property includes 36 assisted living units and 18 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, a private dining area, paved walkways and garden areas. The Property is located eight miles west of downtown Washington, D.C. Other senior living facilities located in proximity to the Falls Church Property include Sunrise at Bluemont Park and Sunrise of Arlington, which are also Properties included in the Sunrise Portfolio Four Properties.

        The Farmington Hills Property, which opened in December 1999, is the Sunrise at North Farmington Hills located in Farmington Hills, Michigan. The Farmington Hills Property includes 40 assisted living units and 29 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, private dining area, paved walkways and garden areas. The Property is located 25 miles northwest of downtown Detroit, Michigan. Other senior living facilities located in proximity to the Farmington Hills Property include Waltonwood of Royal Oak, Fountains of Franklin, Botsford Commons, Regent Street, Alterra of Farmington Hills and Arden Courts.

        The Frederick Property, which opened in February 1992, is the Sunrise of Frederick located in Frederick, Maryland. The Frederick Property includes 38 assisted living units and 22 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a private dining area and a hair salon. The Property is located one mile west of downtown Frederick, Maryland. Other senior living facilities located in proximity to the Frederick Property include Tranquility, Somerford House, Heartfields, Country Meadows and Edenton.

        The Leesburg Property, which opened in January 1984, is the Sunrise of Leesburg located in Leesburg, Virginia. The Leesburg Property includes 38 assisted living units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, a front porch and a sun porch. The Property is located 40 miles northwest of downtown Washington, D.C. Other senior living facilities located in proximity to the Leesburg Property include Morningside and Meadowglen.

        The Mercer Island Property, which opened in October 1990, is the Sunrise of Mercer Island located in Mercer Island, Washington. The Mercer Island Property includes 34 assisted living units and 16 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, a private dining area, activity areas, paved walkways and garden areas. The Property is located six miles east of downtown Seattle, Washington. In addition to the Company's Brighton Gardens of Bellevue, other senior living facilities located in proximity to the Mercer Island Property include Sunrise of Bellevue, Fairland Terrace, Admiral Heights, Aegis of Kirkland and Robinswood Pointe.

        The Brooklyn-Mill Basin Property, which opened in February 2002, is the Sunrise of Mill Basin located in Brooklyn, New York. The Brooklyn-Mill Basin Property includes 75 assisted living units and 38 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include several common living areas, a common and private dining area, a private outdoor covered dining area, an activity area, several screened porches, several patios and an outside gazebo. The Property is located in the center of Brooklyn, New York. Other senior living facilities located in proximity to the Brooklyn-Mill Basin Property include Palm Beach Home and Sunrise of Sheepshead Bay, which is also included in the Sunrise Portfolio Four Properties.

        The Poland Property, which opened in May 1999, is the Sunrise of Poland located in Poland, Ohio. The Poland Property includes 48 assisted living units and 19 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, a private dining area, activity areas, paved walkways and garden areas. The Property is located seven miles south of downtown Youngstown, Ohio. Other senior living facilities located in proximity to the Poland Property include Alterra Clare Bridge, Manor at the Meadows (also know as Shepherd of the Valley), Marian Living Center, Glen Ellen and The Commons.

        The Raleigh Property, which opened in February 1996, is the Sunrise of Raleigh located in Raleigh, North Carolina. The Raleigh Property includes 37 assisted living units and 35 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, a private dining area, activity areas, paved walkways and garden areas. The Property is located seven miles northwest of downtown Raleigh, North Carolina. Other senior living facilities located in proximity to the Raleigh Property include Magnolia Glen, Oakleaf Village, Woodland Terrace, Morningside and Heartfields.

        The Brooklyn-Sheepshead Bay Property, which opened in March 2000, is the Sunrise of Sheepshead Bay located in Brooklyn, New York. The Brooklyn-Sheepshead Bay Property includes 88 assisted living units and 23 units for residents with Alzheimer’s and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include several common areas, a living room, two main dining areas, a living area, activity areas, and screened porches and patios. The Property is located directly across the street from Sheepshead Bay in Brooklyn, New York. Other senior living facilities located in proximity to the Brooklyn-Sheepshead Bay Property include Palm Beach Home and Sunrise of Mill Basin, which is also included in the Sunrise Portfolio Four Properties.

        The average occupancy rate, the revenue per occupied unit (per diem) and the revenue per available unit (per diem) for the periods 1999 through the most recent reported period for the Company during which the facilities have been operational are as follows:

Property	Location	Year *	Average Occupancy Rate	Revenue per Occupied Unit	Revenue per Available Unit
Arlington Property	Arlington, VA	1999	95.9%	$136.12	$130.50
		2000	91.4%	151.78	138.69
		2001	81.4%	155.50	126.54
		2002	85.3%	150.57	128.38
		*****2003	78.4%	168.92	132.37
Arlington-Bluemont Park	Arlington, VA	1999	95.3%	$111.06	$105.80
Property		2000	92.7%	117.37	108.79
		2001	89.7%	116.15	104.13
		2002	85.9%	122.95	105.57
		*****2003	84.5%	128.77	108.80

Sterling Property	Sterling, VA	1999	96.7%	$105.32	$101.87
		2000	98.0%	111.97	109.69
		2001	93.6%	117.12	109.62
		2002	94.0%	124.25	116.84
		*****2003	93.2%	129.37	120.52

Falls Church Property	Falls Church, VA	1999	100.0%	$152.47	$152.47
		2000	100.0%	157.59	157.59
		2001	94.9%	162.76	154.48
		2002	88.3%	168.97	149.16
		*****2003	84.3%	176.48	148.81

Farmington Hills	Farmington Hills,	**1999	40.0%	$82.77	$33.11
Property	MI	2000	43.3%	148.09	64.06
		2001	78.5%	140.93	110.61
		2002	79.0%	139.78	110.48
		*****2003	75.3%	148.70	111.99

Frederick Property	Frederick, MD	1999	90.9%	$128.32	$116.64
		2000	95.3%	140.88	134.29
		2001	90.8%	136.68	124.08
		2002	89.4%	141.22	126.21
		*****2003	90.8%	146.47	133.04

Leesburg Property	Leesburg, VA	1999	100.0%	$103.89	$103.89
		2000	97.9%	106.20	103.94
		2001	93.1%	112.92	105.12
		2002	85.7%	122.80	105.28
		*****2003	86.1%	131.86	113.57
Mercer Island Property	Mercer Island, WA	1999	93.9%	$129.20	$121.32
		2000	95.5%	135.38	129.23
		2001	90.1%	145.77	131.34
		2002	90.2%	162.45	146.53
		*****2003	89.9%	170.86	153.67

Brooklyn-Mill Basin	Brooklyn, NY	****2002	24.6%	163.70	$40.29
Property		*****2003	45.6%	148.50	67.70

Property	Location	Year *	Average Occupancy Rate	Revenue per Occupied Unit	Revenue per Available Unit
Poland Property	Poland, OH	**1999	57.8%	$101.17	$58.47
		2000	80.2%	116.86	93.66
		2001	93.5%	122.55	114.53
		2002	94.8%	128.84	122.15
		*****2003	86.3%	134.08	115.75
Raleigh Property	Raleigh, NC	1999	96.5%	$132.20	$127.57
		2000	93.7%	141.12	132.20
		2001	93.9%	141.90	133.28
		2002	92.7%	151.25	140.17
		*****2003	93.3%	153.85	143.48
Brooklyn-Sheepshead	Brooklyn, NY	***2000	27.9%	$180.55	$50.41
Bay Property		2001	46.6%	152.86	71.20
		2002	69.5%	143.01	99.34
		*****2003	83.7%	150.73	126.22

*	Data represents information for each applicable fiscal year, unless noted otherwise.
**	Data for the Farmington Hills Property represents the period December 6, 1999 through December 31, 1999; and data for the Poland Property represents the period May 14, 1999 through December 31, 1999.
***	Data represents the period March 27, 2000 through December 31, 2000.
****	Data represents the period February 2, 2002 through December 31, 2002.
*****	Data for 2003 represents the period January 1, 2003 through August 31, 2003.

        Additional Sunrise Portfolio Four Properties. On September 30, 2003, the Company also acquired five Properties in various stages of development from several wholly owned subsidiaries of Sunrise for an aggregate purchase price of $29,551,989. The Properties and related purchase prices include Sunrise of Beverly Hills located in Beverly Hills, California (the “Beverly Hills Property”) for $6,581,576; the Sunrise of Cresskill located in Cresskill, New Jersey (the “Cresskill Property”) for $6,444,584; the Sunrise of Edmonds located in Edmonds, Washington (the “Edmonds Property”) for $2,496,510; the Sunrise at Five Forks located in Lilburn, Georgia (the “Lilburn Property”) for $9,925,123; and the Sunrise of Madison located in Madison, New Jersey (the “Madison Property”) for $4,104,196. These five Properties are hereinafter referred to as the “Additional Sunrise Portfolio Four Properties.” The Additional Sunrise Portfolio Four Properties were purchased in conjunction with the Sunrise Portfolio Four Properties described above.

        In connection with the acquisition of the Additional Sunrise Portfolio Four Properties, the Company has entered into five development services agreements with Sunrise Development, Inc., a wholly owned subsidiary of Sunrise, which provides for construction of the Properties. Sunrise has guaranteed development costs exceeding an aggregate amount of $111,693,428. Sunrise Development, Inc. will be entitled to an incentive development fee equal to 25% of the aggregate savings below the aggregate estimated costs of $111,693,428. The maximum cost to the Company with respect to the Beverly Hills, Cresskill, Edmonds, Lilburn and Madison Properties (including the purchase price of the land, development costs, and development fees payable to Sunrise Development, Inc.) will not exceed the amounts set forth below:

Property	Estimated Cost	Estimated Final Completion Date
Beverly Hills Property	$29,679,188	May 2005
Cresskill Property	38,831,533	December 2004
Edmonds Property	13,751,040	October 2004
Lilburn Property	13,014,881	December 2003
Madison Property	16,416,786	November 2004

	$111,693,428

        The Company expects to borrow approximately $83.8 million under construction loans collateralized by the five Properties, from a commercial lender. It is expected that the loans will have a term of three years with variable interest rates. It is expected that the loans will require interest only payments until maturity. The Company expects to capitalize the interest payments as development costs of the Properties during the construction phase of each project.

        The Company, as lessor, has entered into long-term, triple-net lease agreements with Twenty Pack Management Corp. relating to the Additional Sunrise Portfolio Four Properties. Twenty Pack Management Corp.‘s affiliation with certain tenants of the Company’s other Properties is described above in the Sunrise Portfolio Four Properties disclosure. The general terms of the lease agreements are described in the section of the Prospectus entitled “Business – Description of Property Leases.” The principal features of the lease agreements are as follows:

•	The initial term of each lease expires on September 30, 2018.

•	At the end of the initial lease terms, the tenant will have five consecutive renewal options of five years each.

•	From the lease commencement date to the Final Development Date, minimum annual rent is based upon a fixed return on the Company’s cash investment in each Property. The fixed return is 10.0% in the first lease year; 10.75% in the second lease year; 11.0% for the third lease year; 11.5% for the fourth lease year and will increase by 3% each lease year thereafter. The Company’s aggregate cash investment in the five Properties is $27,923,357, or 25% of the estimated development costs. On the Final Development Date, minimum annual rent will be adjusted based upon the cost of anticipated Permanent Financing and the then current lease rate on the Company’s cash investment amount. Commencing in the sixth lease year, and every third lease year thereafter, minimum rent shall be reset to the greater of (a) the fair market value of the Property determined pursuant to a formula multiplied by 9.5% or (b) 3% of the prior lease year’s minimum rent.

•	Commencing on the Final Development Date, the leases require additional rent in an amount equal to the difference between 13.5% of the Company’s cash investment basis in the Properties and the portion of minimum annual rent related to the Company’s cash investment basis payable each lease year. For purposes of the additional rent calculation, the Company’s cash investment basis equals the sum of the Property’s purchase price plus closing costs and additional development costs less Permanent Financing. The additional rent is payable on a quarterly basis to the extent net operating cash flow from the Properties is available and does not accumulate beyond each lease year.

•	Commencing on the Final Development Date, the Operator, on behalf of the tenant of the Additional Sunrise Portfolio Four Properties, will establish an FF&E Reserve which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the Additional Sunrise Portfolio Four Properties. Deposits to the FF&E Reserve will be made on a monthly basis and are equal to $750 per unit for the first lease year and increase each lease year thereafter by an amount that is based on a percentage determined by a consumer price index. Funds in the FF&E Reserve relating to the Additional Sunrise Portfolio Four Properties will be held by the Company.

•	Commencing on the Final Development Date, the leases for the Additional Sunrise Portfolio Four Properties will contain pooling terms, meaning that net operating profits with respect to the Additional Sunrise Portfolio Four Properties will be combined for the purpose of funding rental payments and the FF&E Reserve.

•	Sunrise has guaranteed minimum annual rent and the FF&E Reserve from the lease commencement dates until the latter of (i) 30 months or (ii) 18 months after the Final Development Date.

        The Company will not commence the depreciation of assets with respect to the Additional Sunrise Portfolio Four Properties until the Final Development Date.

        The Beverly Hills Property, which is currently in the development stage and is scheduled to open in May 2005, will be the Sunrise of Beverly Hills, located in Beverly Hills, California. The Beverly Hills Property is expected to include 64 assisted living units and 16 units for residents with Alzheimer’s and related memory disorders. The Operator will provide assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities will include common living and dining areas, a private dining area, activity areas, paved walkways and garden areas. The Property will be located approximately 12 miles west of downtown Los Angeles, California. Other senior living facilities located in proximity to the Beverly Hills Property include Bridgeport at Beverly Hills, Stanford House, Westwood Plaza, Country Villa Terrace and Westwood Horizons.

        The Cresskill Property, which is currently under construction and is scheduled to open in December 2004, will be the Sunrise of Cresskill, located in Cresskill, New Jersey. The Cresskill Property is expected to include 77 independent living units, 60 assisted living units and 21 units for residents with Alzheimer’s and related memory disorders. The Operator will provide assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities will include common living and dining areas, porches, sunrooms, laundry facilities and a hair salon. The Property will be located approximately ten miles from Teaneck, New Jersey and approximately 20 miles from downtown New York City. The only other senior living facility located in proximity to the Cresskill Property is the Classic Residence of Hyatt, which is an independent living facility.

        The Edmonds Property, which is currently in the development phase and is scheduled to open October 2004, will be the Sunrise of Edmonds, located in Edmonds, Washington. The Edmonds Property is expected to include 35 assisted living units and 23 units for residents with Alzheimer’s and related memory disorders. The Operator will provide assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities will include common living and dining areas, a private dining area, activity areas, paved walkways and garden areas. The Property will be located approximately 16 miles north of downtown Seattle, Washington. Other senior living facilities located in proximity to the Edmonds Property include Rosewood Court, Edmonds Landing, Mountlake Terrace Plaza, Edmonds Retirement Inn and Aegis of Shoreline.

        The Lilburn Property, which is currently under construction and is scheduled to open in December 2003, will be the Sunrise at Five Forks, located in Lilburn, Georgia. The Lilburn Property is expected to include 52 assisted living units and 17 units for residents with Alzheimer’s and related memory disorders. The Operator will provide assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities will include common living and dining areas, porches, sunrooms, laundry facilities and a hair salon. The Property will be located approximately 15 miles northeast of downtown Atlanta, Georgia. Other senior living facilities located in proximity to the Lilburn Property include Atria of Lawrenceville, The Bridge and Winthrop of Tucker.

        The Madison Property, which is currently under construction and is scheduled to open in November 2004, will be the Sunrise of Madison, located in Madison, New Jersey. The Madison Property is expected to include 52 assisted living units and 20 units for residents with Alzheimer’s and related memory disorders. The Operator will provide assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities will include common living and dining areas, porches, sunrooms, laundry facilities and a hair salon. The Property will be located approximately 16 miles from Newark Liberty International Airport. In addition to the Company's Brighton Gardens of Florham Park, other senior living facilities located in proximity to the Madison Property include a Care One facility scheduled to open at approximately the same time as the Madison Property.

RETIREMENT COMMUNITY BRANDS

        GreenTree Catered Living for Seniors Brand. According to Greenwalt Corporation, after thirty years in the business of commercial, retail, and industrial development and construction as Greenfield Builders, the principals of the Greenwalt Corporation recognized a growing need for quality senior housing and built the first GreenTree Community in Greenfield, Indiana, establishing the GreenTree Catered Living for Seniors concept. Under the umbrella of Greenwalt Corporation, they also formed CateredLife Communities, Inc., which manages each of the GreenTree Communities, as well as Greenwalt Design, which is responsible for the complete interior design and furnishing of the facilities. GreenTree Catered Living for Seniors provides a well-rounded housing option for the senior resident wishing to combine retirement with any level of assisted living they may require. Each GreenTree Community is staffed twenty-four hours a day, so residents have the security of knowing that the well-trained staff will be there to assist them when needed. As of September 30, 2003, there were eight GreenTree Assisted Living Facilities, with a total of 465 units in operation, all managed by CateredLife Communities, Inc.

PENDING INVESTMENTS

        As of September 30, 2003, the Company had initial commitments to acquire two additional Properties for an aggregate purchase price of approximately $14.8 million. The two Properties are the Sunrise of Santa Rosa, located in Santa Rosa, California, and the Dogwood Forest of Dunwoody located in Dunwoody, Georgia. The Sunrise Property will be acquired from an affiliate of Sunrise and the Dogwood Forest Property will be acquired from 7400 Peachtree Dunwoody Rd., LLC, DBA Dogwood Forest — Dunwoody. The acquisition of each of these Properties is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or both of these Properties will be acquired by the Company. If acquired, the leases of these Properties are expected to be entered into on substantially the same terms described in the section of the Prospectus entitled “Business – Description of Property Leases.”

    Leases.        Set forth below are summarized terms expected to apply to the leases for each of the Properties. More detailed information relating to a Property and its related lease will be provided at such time, if any, as the Property is acquired.

Property	Estimated Purchase Price	Lease Term and Renewal Options	Minimum Annual Rent	Percentage Rent
Sunrise of Santa Rosa (1) (2)	$9,279,900	15 years; five five-year	(3)	(4)
Santa Rosa, California		renewal op
(the "Santa Rosa Property")
Existing retirement facility
Dogwood Forest of Dunwoody (5) (6) (7)	$5,500,000	15 years; two five-year	(8)	N/A
Dunwoody, Georgia		renewal op
(the "Dunwoody Property")
Existing retirement facility

(1)	It is expected that the Santa Rosa Property will be operated and managed by Sunrise Senior Living Services, Inc.

(2)	The lease for the Santa Rosa Property is expected to be with Twenty Pack Management Corp., which is the tenant of the Sunrise Portfolio Four Properties and the Additional Sunrise Portfolio Four Properties described in the “Property Acquisitions” section above. The leases for the Santa Rosa Property, the Sunrise Portfolio Four Properties and the Additional Sunrise Portfolio Four Properties contain or are expected to contain pooling terms, meaning that the net operating profits with respect to all of the Properties are combined for the purpose of funding rental payments due under each lease.

(3)	Minimum annual rent is expected to be adjustable based upon the cost of debt and the Company’s cash investment in the Property. The lease rate on the Company’s cash investment is expected to be the following: 10% in the first lease year; 10.75% for the second lease year; 11% for the third lease year; 11.5% for the fourth lease year and will increase by 3% each lease year thereafter. The Company expects to obtain Permanent Financing on the Santa Rosa Property and the lease rate related to the debt portion of the Company’s investment in the Property will be equal to the fixed interest rate on the anticipated loan.

(4)	It is expected that additional rent will be payable in an amount equal to the difference between 13.5% of the Company’s cash investment basis in the Santa Rosa Property and minimum annual rent payable each lease year until minimum annual rent exceeds 13.5% of the Company’s cash investment basis. For purposes of the additional rent calculation, the Company’s cash investment basis equals the sum of the Property’s purchase price plus closing costs, less Permanent Financing. The additional rent is expected to be payable on a quarterly basis to the extent net operating cash flow from the Property is available and will not accumulate beyond each lease year.

(5)	It is expected that the Dunwoody Property will be managed and operated by Sunrise Senior Living Services, Inc. and the lease will be with a wholly owned subsidiary of Solomon. Solomon is the parent company of the tenant of the Sunrise Portfolio Three Properties described in the “Property Acquisitions” section above.

(6)	In connection with the Dunwoody Property, during the first three lease years, the Company may be required to fund an additional purchase price amount (the “Earnout Amount”) not to exceed $750,000, if the Property achieves certain operating performance thresholds. In the event an Earnout Amount is due, the lease will be amended and the minimum annual rent will be increased accordingly.

(7)	In regard to the Dunwoody Property, the Company has committed to fund an additional $203,000 to convert eight existing assisted living units to Alzheimer’s and related memory disorder units, to provide additional capital improvements and to buyout existing equipment leases, and this amount has been included in the basis by which minimum annual rent is calculated.

(8)	The minimum annual rent, based on the estimated purchase price, for the Dunwoody Property is expected to be $528,120 and $634,624 for the first and second lease years, respectively, and is expected to increase by 3% each lease year thereafter. Beginning in the fourth lease year and every 36 months thereafter, the minimum annual rent is expected to be the greater of (i) the Company’s initial investment in the Dunwoody Property plus 75% of the increase in fair market value multiplied by 10.5% or (ii) the prior year’s rent increased by 3%.

        Santa Rosa Property. The Santa Rosa Property, which opened in May 1996, is the Sunrise of Santa Rosa, an independent living facility, located in Santa Rosa, California. The Santa Rosa Property includes 120 independent living units. The Property is located approximately two miles north of downtown Santa Rosa, California, which is 55 miles north of San Francisco.

        Dunwoody Property. The Dunwoody Property, which opened in June 2000, is the Dogwood Forest of Dunwoody, an assisted living facility, located in Dunwoody, Georgia. The Dunwoody Property includes 55 assisted living units and 11 units for residents with Alzheimer’s and related memory disorders. If the Property is acquired, the facility will convert eight units from assisted living units to Alzheimer’s and related memory disorder units. This will bring the configuration to 47 assisted living units and 19 units for residents with Alzheimer’s and related memory disorders. The Property is located approximately 15 miles north of downtown Atlanta, Georgia.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

        The following information updates the corresponding information beginning on page 112 of the Prospectus.

        Effective as of August 1, 2003, James M. Seneff, Jr. resigned as Chief Executive Officer of the Company and the Advisor. Mr. Seneff continues to serve as Chairman of the Board of the Company and the Advisor. In addition, effective August 1, 2003, Thomas J. Hutchison III, who serves as President of the Company as well as President and a director of the Advisor, was appointed Chief Executive Officer of the Company and the Advisor.

        Effective August 1, 2003 and September 9, 2003, Stuart J. Beebe, who serves as Chief Financial Officer of the Company and the Advisor, was appointed Executive Vice President of the Company and the Advisor, respectively.

        Effective September 9, 2003, Phillip M. Anderson, who serves as Chief Operating Officer and Executive Vice President of the Company as well as Chief Operating Officer of the Advisor, was appointed Executive Vice President of the Advisor.

        Effective September 5, 2003, James M. Seneff, Jr. resigned as co-Chief Executive Officer of CNL Restaurant Properties, Inc. (formerly CNL American Properties Fund, Inc.). Mr. Seneff continues to serve as Chairman of the Board of CNL Restaurant Properties, Inc.

        The following information should be read in conjunction with the “Management ¯ Directors and Executive Officers” section beginning on page 112 of the Prospectus.

        Effective July 1, 2003, Marcel Verbaas was appointed Chief Investment Officer of the Company and the Advisor. In addition, effective September 9, 2003 and September 12, 2003, Mr. Verbaas was appointed Senior Vice President of the Advisor and the Company, respectively.

        The following biography is inserted following the last paragraph beginning on page 114 of the Prospectus.

        Marcel Verbaas, age 34, serves as Chief Investment Officer and Senior Vice President. Mr. Verbaas also serves as Chief Investment Officer and Senior Vice President of CNL Retirement Corp., the Advisor to the Company. Mr. Verbaas previously served as Senior Vice President of Structured Investments for CNL Hospitality Corp. from August 2000 through July 2003. Prior to joining CNL, he served as director of corporate finance for Stormont Trice Development Corporation, a private hotel development company with substantial expertise in public-private ventures, from July 1998 to August 2000. His responsibilities included the negotiation of all debt and equity investments for development projects, as well as the analysis of development and acquisition opportunities. Mr. Verbaas acquired extensive real estate finance expertise through various originations and underwriting positions with GE Capital Corp. and Ocwen Financial Corp.

During his tenure at Ocwen Financial Corp., he assisted in the formation of its affiliated REIT. While he originated, structured and underwrote transactions in all types of commercial real estate, Mr. Verbaas primarily focused on providing financing in the hospitality industry. A native of The Netherlands, Mr. Verbaas received a master’s degree in business economics from Erasmus University of Rotterdam, The Netherlands.

ADDENDUM TO
APPENDIX B

PRIOR PERFORMANCE TABLES

THE TABLE III FOR CNL HOSPITALITY
PROPERTIES, INC. IN THIS ADDENDUM
UPDATES AND REPLACES TABLE III FOR CNL
HOSPITALITY PROPERTIES, INC. IN APPENDIX B
TO THE PROSPECTUS, DATED MARCH 26, 2003.

TABLE III
Operating Results of Prior Programs
CNL HOSPITALITY PROPERTIES, INC.

	1996 (Note 1)	1997 (Note 1)	1998	1999 (Note 2)
Gross revenue	$—	$—	$1,316,599	$4,230,995
Dividend income (Note 10)	—	—	—	2,753,506
Interest and other income	—	46,071	638,862	3,693,004
Less: Operating expenses	—	(22,386)	(257,646)	(802,755)
Interest expense	—	—	(350,322)	(248,094)
Depreciation and amortization	—	(833)	(388,554)	(1,267,868)
Equity in loss of unconsolidated
subsidiary after deduction of
preferred stock dividends (Note 10)	—	—	—	(778,466)
Minority interest	—	—	—	(64,334)

Net income - GAAP basis	—	22,852	958,939	7,515,988

Taxable income
-from operations (Note 6)	—	46,071	609,304	7,613,284

-from gain (loss) on sale	—	—	—	—

Cash generated from operations (Notes
3 and 4)	—	22,469	2,776,965	12,890,161
Less: Cash distributions to investors (Note 7)
-from operating cash flow	—	(22,469)	(1,168,145)	(10,765,881)
-from sale of properties	—	—	—	—
-from cash flow from prior period	—	—	—	—
-from return of capital (Note 8)	—	(7,307)	—	—

Cash generated (deficiency) after cash
distributions	—	(7,307)	1,608,820	2,124,280
Special items (not including sales of real
estate and refinancing):
Subscriptions received from
stockholders	—	11,325,402	31,693,678	245,938,907
Sale of common stock to CNL
Hospitality Corp. (formerly CNL
Hospitality Advisors, Inc.)	200,000	—	—	—
Proceeds from mortgage loans and other
notes payable	—	—	—	—
Contribution from minority interest	—	—	—	7,150,000
Distributions to holders of minority
interest	—	—	—	—
Stock issuance costs	(197,916)	(1,979,371)	(3,948,669)	(26,472,318)
Acquisition of land, buildings and
equipment	—	—	(28,752,549)	(85,089,887)
Investment in unconsolidated subsidiary	—	—	—	(39,879,638)
Deposit on property and other investments	—	—	—	—
Acquisition of additional interest CNL
Hotel Investors, Inc.	—	—	—	—
Redemption of (investment in) certificate of deposit	—	—	(5,000,000)	—
Increase in restricted cash	—	—	(82,407)	(193,223)
Proceeds of borrowing on line of credit	—	—	9,600,000	—
Payment on mortgage loans and line of credit	—	—	—	(9,600,000)
Payment of other notes	—	—	—	—
Payment of loan costs	—	—	(91,262)	(47,334)
Decrease (increase) in intangibles and
other assets	—	(463,470)	(676,026)	(5,068,727)
Retirement of shares of common stock	—	—	—	(118,542)
Due from related parties - offering expenses	—	—	—	—
Other	—	(7,500)	7,500	—

Cash generated (deficiency) after cash
distributions and special items	2,084	8,867,754	4,359,085	88,743,518

TAX AND DISTRIBUTION DATA PER
$1,000 INVESTED (Note 5)
Federal income tax results:
Ordinary income (loss) (Note 9)
-from operations (Note 6)	—	7	25	48

-from recapture	—	—	—	—

Capital gain (loss) (Note 7)	—	—	—	—

Past performance is not necessarily indicative of future performance.

2000 (Note 2)	2001 (Note 2)	2002 (Note 2)
$26,681,838	$67,968,306	$142,581,972
2,780,063	--	--
6,637,318	3,494,238	13,826,308
(3,311,988)	(9,491,248)	(77,963,736)
(2,383,449)	(14,653,011)	(18,330,110)
(7,830,456)	(19,748,697)	(27,875,955)
(386,627)	(7,092,674)	(16,164,591)
(1,516,237)	(1,148,538)	(263,647)

20,670,462	19,328,376	15,810,241

14,507,032	16,938,386	24,804,256

--	--	--

43,650,561	52,937,964	70,340,253
(28,082,275)	(48,409,660)	(74,217,458)
--	--	--
--	--	--
--	--	--

15,568,286	4,528,304	(3,877,205)
203,684,044	286,068,626	489,110,645
--	--	--
102,081,950	37,989,731	40,070,000
--	--	--
(10,217,828)	(2,896,299)	(413,664)
(24,808,156)	(34,723,430)	(51,639,836)
(310,711,912)	(117,233,515)	(307,447,324)
(10,174,209)	(129,032,824)	(95,025,712)
--	--	(10,300,407)
(17,872,573)	(32,884,119)	--
5,000,000	--	--
(2,988,082)	(5,229,734)	(10,328,235)
--	7,500,000	16,578,832
--	(1,171,444)	(1,748,331)
--	--	(26,606,636)
(1,342,713)	(2,953,874)	(2,169,338)
2,510,090	(11,610,690)	(29,643,305)
(2,503,484)	(2,312,634)	(2,391,110)
--	(1,410,900)	--
--	--	--

(51,774,587)	(5,372,802)	4,168,374

38	26	25

--	--	--

--	--	--

Past performance is not necessarily indicative of future performance.

TABLE III — CNL HOSPITALITY PROPERTIES, INC. (continued)

	1996 (Note 1)	1997 (Note 1)		1998		1999 (Note 2)
Cash distributions to investors
Source (on GAAP basis)
-from investment income	--	3		40		47
-from capital gain	--	--		--		--
-from investment income from
prior period	--	--		--		--
-from return of capital (Note 8)	--	1		9		21

Total distributions on GAAP basis
(Note 9)	--	4		49		68

Source (on cash basis)
-from sales	--	--		--		--
-from refinancing	--	--		--		--
-from operations	--	3		49		68
-from cash flow from prior period	--	--		--		--
-from return of capital (Note 8)	--	1		--		--

Total distributions on cash basis (Note 9)	--	4		49		68

Total cash distributions as a percentage
of original $1,000 investment (Notes
5 and 11)	N/A	3.0	0%	4.6	7%	7.1	9%
Total cumulative cash distributions per
$1,000 investment from inception	N/A	4		53		121
Amount (in percentage terms) remaining
invested in program properties at the
end of each year (period) presented
(original total acquisition cost of
properties retained, divided by original
total acquisition cost of all properties
in program)	N/A	N/A		100%		100%

Note 1:	Pursuant to a Registration Statement on Form S-11 under the Securities Act of 1933, as amended, effective July 9, 1997, CNL Hospitality Properties, Inc. (the “Hospitality Properties REIT”) registered for sale $165,000,000 of shares of common stock (the “CHP Initial Offering”), including $15,000,000 available only to stockholders participating in the company’s reinvestment plan. The CHP Initial Offering commenced September 11, 1997, and upon completion of the CHP Initial Offering on June 17, 1999 had received $150,072,637 (15,007,264 shares), including $72,637 (7,264 shares) issued pursuant to the reinvestment plan. Pursuant to a Registration Statement on Form S-11 under the Securities Act of 1933, as amended, effective June 4, 1999, the Hospitality Properties REIT registered for sale up to $275,000,000 of shares of common stock (the “1999 Offering”). The 1999 Offering of the Hospitality Properties REIT commenced following the completion of the CHP Initial Offering on June 17, 1999, and upon completion of the 1999 Offering on September 14, 2000, the company had received $274,998,988, including $965,194 (96,520 shares) issued pursuant to the reinvestment plan. Pursuant to a Registration Statement on Form S-11 under the Securities Act of 1933, as amended, effective May 23, 2000, the Hospitality Properties REIT registered for sale up to $450,000,000 of shares of common stock (the “2000 Offering”). The 2000 Offering of the Hospitality Properties REIT commenced following the completion of the 1999 Offering on September 14, 2000 and upon completion of the 2000 Offering on September 14, 2000, the company had received $450,000,000, including $3,375,474 (337,547 shares) issued pursuant to the reinvestment plan. Pursuant to a Registration Statement on Form S-11 under the Securities Act of 1933, as amended, effective April 1, 2002, the Hospitality Properties REIT registered for sale up to $450,000,000 of shares of common stock (the “2002 Offering”). As of December 31, 2002, the Hospitality Properties REIT had received subscription proceeds of $392,749,677 (39,274,968 shares) from its 2002 Offering, including $3,225,431 (322,543 shares) issued pursuant to the reinvestment plan. The amounts shown represent the combined results of the CHP Initial Offering, the 1999 Offering, the 2000 Offering and the 2002 Offering, including subscription proceeds issued pursuant to the reinvestment plan as of December 31, 2002.

Note 2:	The amounts shown represent the combined results of the Initial Offering, the 1999 Offering, the 2000 Offering and the 2002 Offering, as applicable.

Note 3:	Cash generated from operations includes cash received from tenants and dividend, interest and other income, less cash paid for operating expenses.

Note 4:	Cash generated from operations per this table agrees to cash generated from operations per the statement of cash flows included in the consolidated financial statements of the Hospitality Properties REIT.

Note 5:	Total cash distributions as a percentage of original $1,000 investment are calculated based on actual distributions declared for the period.

Past performance is not necessarily indicative of future performance.

2000 (Note 2)	2001 (Note 2)	2002 (Note 2)
53	30	16
--	--	--
--	--	--
20	45	60

73	75	76

--	--	--
--	--	--
73	75	76
--	--	--
--	--	--

73	75	76

7.38%	7.688%	7.75%
194	269	345
100%	100%	100%

Note 6:	Taxable income presented is before the dividends paid deduction.

Note 7:	For the years ended December 31, 2002, 2001, 2000, 1999, 1998 and 1997, approximately 51%, 52%, 63%, 75%, 76% and 100%, respectively, of the distributions received by stockholders were considered to be ordinary income and approximately 49%, 48%, 37%, 25%, 24% and 0%, respectively, were considered a return of capital for federal income tax purposes. No amounts distributed to stockholders for the years ended December 31, 2002, 2001, 2000, 1999, 1998 and 1997 are required to be or have been treated by the company as a return of capital for purposes of calculating the stockholders’ return on their invested capital.

Note 8:	Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. In addition, cash distributions presented as a return of capital on a cash basis represents the amount of cash distributions in excess of cash generated from operating cash flow and excess cash flows from prior periods. These amounts have not been treated as a return of capital for purposes of calculating the amount of stockholders’ invested capital.

Note 9:	Tax and distribution data and total distributions on GAAP basis were computed based on the weighted average shares outstanding during each period presented.

Note 10:	In February 1999, the company executed a series of agreements with Five Arrows Realty Securities II, L.L.C. to jointly own a real estate investment trust, CNL Hotel Investors, Inc., for the purpose of acquiring seven hotels. During the years ended December 31, 2000 and 1999, the company recorded $2,780,063 and $2,753,506, respectively, in dividend income and $386,627 and $778,466, respectively, in an equity in loss after deduction of preferred stock dividends, resulting in net earnings of $2,393,436 and $1,975,040, respectively, attributable to this investment. In October 2000, the company purchased an additional interest in CNL Hotel Investors, Inc., which resulted in a majority ownership interest and the consolidation of CNL Hotel Investors, Inc. As such, no dividend income was recognized for the years ended after December 31, 2001.

Note 11:	Certain data for columns representing less than 12 months have been annualized.

Past performance is not necessarily indicative of future performance.